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                          December 12, 2023

       Patricia Trompeter
       Chief Executive Officer
       Sphere 3D Corp.
       895 Don Mills Road
       Building 2, Suite 900
       Toronto, Ontario
       Canada M3C 1W3

                                                        Re: Sphere 3D Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 11, 2023
                                                            File No. 001-36532

       Dear Patricia Trompeter:

              We have reviewed your July 27, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 23,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Digital Assets, page F-13

   1. We acknowledge your responses to comment 5. Please tell us whether you use the spot price obtained from the
CME to value your bitcoin holdings for impairment testing
                                                        purposes, and, if so,
please address the following:
                                                            Tell us how the
source you use to determine fair value considered ASC 820,
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia  Trompeter
            Corp.
Comapany12,
December    NameSphere
               2023     3D Corp.
December
Page  2    12, 2023 Page 2
FirstName LastName
              including ASC 820-10-35-5. Tell us whether your source is a principal market with the greatest volume and level of activity for bitcoin. While your response to comment
              6 told us that CME has the greatest volume and level of activity, you did not address whether bitcoin may be traded on CME and whether CME may be a principal market.
                If your source does not meet the definition of a principal market under ASC 820, identify your principal market for us, and explain why it is a principal market for bitcoin. Refer to Example 4 beginning at ASC 820-10-55-42 and, in the basis for conclusions, BC22 and BC23.
                With respect to your response to the first bullet point of comment 5, revise future filings to provide similar disclosure about your impairment testing.
Revenue Recognition, page F-15

2. We acknowledge your response to comment 6. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under ASC 606:
             In Note 14 on page 30 of your Form 10-Q for the quarterly period ended September
             30, 2023, you disclose that digital mining revenue is generated from two mining pool operators. Tell us the name of the mining pool other than Foundry in which you participate. Tell us, and disclose, the payment mechanism (Full Pay Per Share or otherwise) for each mining pool, and, if different payment mechanisms, the proportion of revenue recognized under each for fiscal 2021 and 2022 and the nine months ended September 30, 2023.
             Since you told us that you provide continuous performance across more than one day, tell us what constitutes contract inception and contract duration and the reasons why.
             Cite the relevant ASC 606 guidance that supports your determination. Given that you told us that your contracts can be terminated at any time without penalty, tell us your consideration for the guidance in Examples 1 and 2 of Question 7 and of Question 8 to the FASB Revenue Recognition Implementation Q&As and whether the mining pool agreement is continuously renewed and the duration of your contracts is less than 24 hours.
             Disclose, similar to your response, that the contracts are terminable at any time by either party without compensation to the other party for such termination.
             Assuming you conclude that your contracts are continuously renewed, tell us whether the rate of payment remains the same upon renewal and whether your
customer   s
             option to renew represents a material right that results in a separate performance obligation as contemplated in ASC 606-10-55-42.
             With respect to the variability associated with the consideration receivable, address how the block reward portion of the consideration cannot be reasonably estimated
             (and should be fully constrained) if network difficulty changes about every two weeks, block rewards change about every four years, and contract duration is one day or less. In this regard, it appears for FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia  Trompeter
            Corp.
Comapany12,
December    NameSphere
               2023     3D Corp.
December
Page  3    12, 2023 Page 3
FirstName LastName
              and would appear to be reasonably estimable.
                You told us that you measure the noncash consideration in accordance with ASC
              606-10-32-21 and 606-10-32-23 on the date earned. Tell us in more detail how you perform your measurement and the time used for measurement in relation to the period over which your compensation is determined by the pool operator and whether or not that timing is consistently applied.
                Revise your disclosure to clarify the time and date when you measure the noncash consideration (for example, if true, using your timing of the bitcoin spot price on the date of contract inception) and when you recognize the noncash consideration (for example, if true, on the same day that control of the contracted service transfers to the mining pool operator (i.e., the customer), which is the same day as contract inception).
                You told us that your performance obligation is the provision of computing power.
              Tell us your consideration of disclosing your performance obligation as a service to perform hash computations for the mining pool operator, or something similar, to align with the promise under your agreement.
                In your Step 3 analysis, your response indicates that under section 6 of the Foundry
              agreement, your share of the block reward is based on the expected value from the block reward, but that you recognize revenue when the mining pool operator successfully places a block on the blockchain. If network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole, at a minimum under the FPPS payout method, regardless of whether the mining pool operator successfully records a block to the blockchain, then reconcile your statements for us and revise your disclosure accordingly.
                Disclose, similar to your response, the payment mechanisms that your mining pool agreements utilize (the Full Pay Per Share (FPPS) payout method or otherwise) and summarize the nature of each component of your consideration (i.e., network block subsidies, network transaction fees, and pool operating fees). It should be clear from the disclosure whether the amounts are calculated based on expected or actual amounts. For example, if true, disclose that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain, while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period.
Form 10-Q for the Quarterly Period Ended June 30, 2023

Financial Statements
Condensed Consolidated Statements of Cash Flows, page 8

3. We acknowledge your response to comment 11. Please note that we continue to consider your response.
 Patricia Trompeter
Sphere 3D Corp.
December 12, 2023
Page 4
Note 1. Organization and Business
Liquidity and Going Concern, page 10

4. In response to comment 3, you revised the disclosure to state that the factors raise substantial doubt that the company will be able to continue as a going concern beyond the next 12 months from the date the financial statements are issued. ASC 205-40-50-13 requires that, if, after considering management's plans, substantial doubt about an entity's ability to continue as a going concern is not alleviated, you should include a statement in the notes to financial statements indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Please tell us how you considered ASC
250-40-50-13.
Note 13. Commitments and Contingencies
Service Agreements, page 28

5.    We acknowledge your response to comment 12. Please respond to the following:
          Confirm our understanding that Gryphon is the exclusive provider of management services for all your digital mining operations for which you recognized revenue of approximately $7.5 million in the six months ended June 30, 2023. If true, then tell us how the MSA operates with the other service agreements disclosed in this note.
          Revise future filings to disclose the material terms and conditions of the agreement in your Business section. Refer to Item 101 of Regulation S-K.
6. We acknowledge your response to comments 12 and 13. Please respond to the following regarding your digital assets held by Gryphon under the MSA:
          Tell us who holds legal ownership of the bitcoin. Tell us whether the bitcoin is subject to claims of general creditors of Gryphon. Tell us whether Gryphon can lend or rehypothecate the bitcoin it holds, and whether the bitcoin would be part
          of Gryphon   s insolvency estate or made available to general
creditors in the event of
          Gryphon   s insolvency.
          Tell us how you considered the material terms of your MSA with Gryphon in determining how to account for and classify the digital assets held by Gryphon. Cite the accounting literature upon which you relied and how you applied it to your facts and circumstances.

       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNamePatricia Trompeter
Comapany NameSphere 3D Corp.                                  Division of
Corporation Finance
December 12, 2023 Page 4                                      Office of Crypto
Assets
cc:
FirstName M. Ali Panjwani
          LastName